September 14, 2010

Via EDGAR and U.S. Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549-4628
Attention:  Daniel F. Duchovny, Special Counsel

Re:	Advance Display Technologies, Inc.
Schedule 13E-3
Filed and amended August 16, 2010
File No. 005-38096

Dear Mr. Duchovny:

On behalf of Advance Display Technologies, Inc. (the “Company”), and GSLD Holdings, Inc., Lawrence F. DeGeorge, Estate of Gene W. Schneider, and Mark L. Schneider (collectively, the “Filing Persons”), we have reviewed the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated August 30, 2010, regarding the Transaction Statement on Schedule 13E-3 as filed and amended by the Filing Persons on August 16, 2010 (the “Transaction Statement”).  All defined terms that are used but not defined in this letter shall have the meanings ascribed to them in the Transaction Statement.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.  As discussed with the Staff, the Company and the Filing Persons will address the Staff’s comments and update the time schedule for going private by (i) amending the Transaction Statement with the additional information requested by the Staff, (ii) mailing a supplement to the Transaction Statement containing the changes made pursuant to the Staff’s comments to all shareholders of record (the “Supplement”), (iii) issuing a press release announcing the filing of the Form 8-K, the final time schedule and the amendments to the Transaction Statement (the “Press Release”), and (iv) filing a Current Report on Form 8-K containing both the Supplement and the Press Release.  In addition, the Supplement will be included as an exhibit to the amended Transaction Statement.

In light of the decision to mail the Supplement to shareholders, the effective date of the Merger has been postponed until September 23, 2010, rather than on or about September 17, 2010, as initially proposed, in order to provide shareholders time to consider the additional disclosure before the Merger.  Per our discussions with the Staff, the Supplement, the amendments to the Transaction Statement, the Form 8-K and the Press Release will all prominently disclose that, while the trading market for the Company’s common stock is extremely thin, especially for smaller shareholders who would be cashed out in the Merger, shareholders who wish to avoid being included in the Merger, or who wish to change the number of shares they own so as to avoid being cashed out or alternatively continuing as shareholders in the post-Merger surviving entity, as the case may be, may do so by effecting a trade or other transfer prior to the effective date of September 23, 2010.  The Company and the Filing Persons believe that, under the circumstances, this will provide the broadest and most effective dissemination of the additional information requested by the Staff, and also believe that it will constitute fair and reasonable disclosure of that information.

S. Lee Terry • 303 892 7484 • lee.terry@dgslaw.com

September 14, 2010

Special Factors, page 8

Comment 1:  We reissue prior comment 2.  We note your disclosure that the only remaining asset is the three-year royalty agreement.  Thus, describe in disclosure delivered to security holders in connection with the going private transaction the status of your product development immediately prior to the Foreclosure to provide security holders the ability to evaluate your disclosure.

Response:  While the Company believes that its disclosure to existing shareholders at the time of the Foreclosure was adequate, and respectfully reminds the Staff that the Foreclosure is not part of the transaction contemplated in the Transaction Statement, the Company will summarize the substance of such disclosure for the benefit of those shareholders who wish to evaluate it in the context of the proposed short form merger. Therefore, the Company intends to offer the following supplemental disclosure by an amendment to the Transaction Statement and to highlight the content of the amendment by reporting it in a Current Report on Form 8-K (the “Form 8-K”):

History of the Company’s Marketing, Product Development and Deployment Efforts Prior to the Foreclosure

Prior to the Foreclosure (as discussed below), the Company had been marketing its SkyNet™ technology, which was successfully demonstrated for the first time in December of 2007, for at least two years.  The SkyNet™ product is a mesh LED Screen with a plurality of LED modules distributed in a grid matrix format with a spacing of 50 millimeters, utilizing a stainless steel mesh backplane to provide flexibility.  The product is designed to be thin, lightweight, sunlight readable and to run video at 60 frames per second.  The SkyNet™ screen is 50% transparent, thereby allowing light and air to pass through, and is designed to be installed and operational in one day.

The Company began manufacturing the SkyNet™ screen in June 2008.  The Company installed its first completed screen on the Colorado Convention Center in Denver on August 11, 2008, as its beta test sign for marketing purposes, where it was to be used to air video advertisements and live programming during the Democratic National Convention in Denver.  Unfortunately, this first SkyNet™ screen experienced an unacceptable level of “string failures,” with random portions of the video display losing power or going dark.  The Company ultimately determined, via x-ray analysis and other investigative techniques, that these performance failures were the result of noncompliant and defective parts provided by a key supplier.  Due to the extent of the defective components provided by the supplier, the screen had to be removed prior to the commencement of the Convention.  It was ultimately determined that the Screen could not be repaired and offered for sale for outdoor use but could only be used internally for marketing demonstrations and for ongoing development and testing.

The failure of the first production SkyNet™ screen was a serious setback for the Company’s nascent production and marketing program.  Production of additional screens was halted for several months while the Company investigated the source of the performance failure and established new quality control procedures, including enhanced testing procedures to detect noncompliant or defective parts and design improvements to reduce the impact of such parts on screen performance.  Production of SkyNet™ screen displays did not resume until December of 2008, when the Company obtained fully compliant parts from the supplier and eliminated all potential sources of failure besides the defective and noncompliant parts.

In March 2010, the Company completed additional rework on this screen, including increasing its width by approximately five feet.  The Company then entered into an agreement with The Music Box LLC to install this screen inside the newly renovated Music Box Theatre on Hollywood Boulevard, in Los Angeles, California.  The Music Box is using the screen to enhance performances at the theatre using video content or background lighting.  While the Company received no payment for the theatre’s use of the screen or its installation, the Company has the right to demonstrate this screen to potential new customers in a working customer installation environment.  When it installed the screen at The Music Box, the Company hoped to share in future revenue generated through advertising on this screen, if any, but it never received any such revenue prior to the Foreclosure (discussed below).

September 14, 2010

During the quarter ended March 31, 2010, the Company continued its domestic and international sales and marketing efforts. International marketing efforts included attendance at the Façade Design and Engineering show in Dubai, U.A.E., where management made presentations to architects concerning the potential enhancements and advantages of adding LED lighting and signage to the façade of large building structures, focusing on the capabilities of the Company’s SkyNet™ Screen and installation, cost, power consumption and other characteristics.  In addition, site visits to potential customer installations were conducted in both Dubai and Abu Dhabi.  Management also attended the Digital Signage Exposition in Las Vegas and conducted site visits to potential customer installation locations there.  While the Company had entered into an agreement to install a screen in Dubai on a non-revenue, trial basis in September of 2009, the Company was unable to get the necessary approvals to have that screen installed in Dubai prior to the Foreclosure (discussed below).

On June 15, 2010, the Company entered into a License and Revenue Sharing Agreement (the “Times Square Agreement”) with Times Square Tower Associates, LLC (“Building Owner”). Pursuant to the Agreement, the Company agreed to exhibit its SkyNetTM flexible mesh video display screen (the “Times Square Screen”) at 7 Times Square, New York, New York for a term through June 30, 2014 (the “Term”).  Under the Times Square Agreement, the Company would remain the sole owner of the Times Square Screen and would be responsible for obtaining the placement of advertising on the Times Square Screen during the Term.  All advertising monies actually received by the Company or Building Owner would be shared by the Company and Building Owner in the manner described in the Times Square Agreement, which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on June 21, 2010.

Shortly after entering into the Times Square Agreement, on June 29, 2010, the Company’s principal lender, DH3, foreclosed upon all the assets of the Company, which had been pledged as collateral under the loan agreements between the Company and DH3, including the tangible and intangible property representing the SkyNetTM product (the “Foreclosure”).  The Times Square Agreement and the Music Box installation were among the assets taken by DH3 in the Foreclosure.  After the Foreclosure, the Company no longer had any operations or assets, so all further marketing, product development and deployment efforts ceased at that time.

Background of the Merger, page 8

Comment 2:  Disclose the substance of your response to prior comment 3 and the forecasted information shared with DH3, which appears to be an affiliate of a filing person.  You may complement the disclosure requested above with the information included in the second paragraph of your response.

Response:  The Company did not make any sales of its SkyNetTM flexible mesh video display screen in its history, notwithstanding years of effort, and various internal projections suggesting that sales were imminent.  For that reason, the Company determined that it would be inappropriate to disclose any of the Company’s internal sales projections or other forward looking information of the Company at the time of the Foreclosure, including but not limited to some very rough sales projections given to the independent appraisal firm, since the Company believed that disclosure of such projections would be more misleading than informative to shareholders and other investors.  With respect to the Staff’s comments concerning disclosure of internal sales projections in the Transaction Statement, both the Company and the Filing Persons likewise believe that the likelihood of misleading investors with such disclosure clearly outweighs the value, if any, of such disclosure, even if one assumes that this information concerning the Foreclosure is materially related to the transaction contemplated in the Transaction Statement.  Thus, neither the appraisal nor any of the forward looking information provided to the appraiser has been shared by the Company or DH3 with anyone outside the Company, including the other Filing Persons.  For the same reasons, the Company has determined that it would be imprudent to share such information with security holders in connection with the current short form merger transaction.  In response to the Staff’s comments, however, the Company and the Filing Persons will provide the following supplemental disclosure via an amendment to the Transaction Statement and will highlight that information by disclosing it in a concurrently filed Form 8-K.

Financial and Other Forecasts

The Company did not prepare any financial or other forecasts in anticipation of the Foreclosure, but the Company and DH3 jointly engaged an independent appraisal firm to determine the fair market value of the Company’s collateral in anticipation of possible foreclosure.  In connection with the preparation of the appraisal, the Company did provide some forward looking information to DH3 and to the appraisal firm, including some internal sales forecasts.  Because the Company never completed a sale of a SkyNetTM display screen notwithstanding its active marketing of the product since 2008 and its own anticipated sales during that period, the Company and the Filing Persons determined that the hastily developed projections provided to the appraisal firm were not sufficiently reliable or probative for disclosure in connection with the Foreclosure or the Merger, respectively.

September 14, 2010

Purpose, page 9

Comment 3:  We reissue prior comment 4.  While the disclosure referenced in your disclosure alerts security holders to the possibility that revenues may not be generated, it does not state your belief in that respect, which may have been a consideration in reaching an agreement with DH3 relating to the Foreclosure and royalty agreement terms.

Response:  The Filing Persons believe that it would be speculative and therefore inappropriate to estimate the royalties, if any, that will be received by the Company in the future.  In addition to the Company’s own history, cited above, of never having made a sale and its perennial failure to meet its own internal sales projections, the Company and the Filing Persons believe that it is impossible to make a reliable prediction of the revenues that will be generated by the new owner of the Company’s assets, ADTI Media, LLC, from which those royalties will be derived, for numerous reasons.  In response to the Staff’s comments, however, the Company and the Filing Persons will summarize the related information previously disclosed by the Company concerning the Foreclosure with the following disclosure, which it will file as an amendment to the Transaction Statement and include in the Form 8-K filed concurrently therewith:

Background of the Foreclosure

The special committee of the Company’s Board of Directors (the “Committee”) that negotiated the terms of the Foreclosure and the related Release Agreement with DH3 sought to preserve as much value as possible for the Company and its shareholders notwithstanding the Company’s default under the Loan Agreement and its inability to cure that default.  The Committee ultimately obtained (i) an agreement from DH3 to accept a portion of the financial burden of the Company’s ongoing affairs and (ii) a promise from the Lender’s affiliate, ADTI Media, LLC, to make royalty payments equal to 20% of any revenues generated by ADTI Media from the Collateral, if any, for the next three (3) years (the “Royalties”) in exchange for the Company’s release of all potential claims against DH3 and its affiliates.  The Committee recognized that, in light of the Company’s own failure to sell any SkyNetTM display screens, the payment of any Royalties by ADTI Media would be highly speculative.  The Committee also recognized that, in light of the remaining $6.6 million debt of the Company to DH3 after the Foreclosure, the likelihood that the Royalties would ever provide enough income to the Company to repay that debt and then deliver a return to its shareholders was even more uncertain.  Nevertheless, the Committee concluded that, if ADTI Media did somehow realize sufficient sales success in the period following the Foreclosure to repay the Company’s debt and then provide a return to the Company’s shareholders, then the Committee would have fulfilled its fiduciary duties by providing the Company and its shareholders with an opportunity to participate, albeit for a limited period of time, in that success, irrespective of its likelihood at the time of the Foreclosure.  While there can be no assurance that ADTI Media will ever generate the sales necessary to pay significant Royalties, the Company and the Filing Persons believe that, by obtaining the right to those Royalties, the Committee made its best efforts to obtain some potential benefit for the Company and its shareholders notwithstanding the Foreclosure.

Reasons, page 9

Comment 4:  We note your response to prior comment 5 and we reissue it.  We are unable to locate disclosure in your Transaction Statement that alerts security holders to their inability to take any of the actions described in our prior comment.

Response:  While the Company and the Filing Persons believe it is clear from the current disclosure contained in the Transaction Statement that shareholders do not have any choice whether to receive cash, shares, or a combination of both in connection with the short form merger, the Company and the Filing Persons will make the following supplemental disclosure via an amendment to the Transaction Statement, and will repeat that information in the concurrently filed Form 8-K, to make the explicit statement requested by the Staff as follows:

September 14, 2010

Effective Date of the Merger

Shareholders holding shares on the effective date of the Merger have no discretion regarding whether or to what extent their shares will be cashed out or exchanged for shares in the surviving entity.  Such determination is made solely on the basis of how many shares were held by each shareholder of record as of the close of business on the effective date of the Merger.  While the trading market for the Company’s common stock is extremely thin, especially for smaller shareholders who would be cashed out in the Merger, shareholders who wish to avoid being included in the Merger, or who wish to change the number of shares they own so as to avoid being cashed out or alternatively continuing as shareholders in the post-Merger surviving entity, as the case may be, may do so by effecting a trade or other transfer of their shares prior to September 23, 2010, the effective date of the Merger.  For example, shareholders who wish to continue to hold shares after the Merger but who currently hold less than 1,500 shares could acquire additional shares prior to the effective date in order to avoid being cashed out in the Merger.  On the other hand, shareholders who currently hold more than 1,500 shares but who wish to be cashed out in the Merger can seek to sell or otherwise transfer some or all of their shares prior to the effective date.

Fairness of the Merger, page 15

Comment 5:  We note your response to prior comment 6.  Please revise your disclosure to disclose the substance of the second paragraph of your response, which relates to the fairness to security holders who will continue holding shares in the surviving entity.  In addition, disclose why the filing persons believe that paying $0.02 per share to cashed security holders is fair to continuing security holders.

Response:  While the Filing Persons and the Company believe that the existing disclosure in the Transaction Statement concerning the fairness of the Merger to both groups is already reasonable and complete under the circumstances, in response to the Staff’s comments, the Filing Persons and the Company will provide the following supplemental disclosure via an amendment to the Transaction Statement, and will repeat that disclosure in a Form 8-K filed concurrently therewith:

Fairness of the Merger to All Shareholders

While the form of consideration received by shareholders in the Merger will be different based on whether a given shareholder holds more or less than 1,500 shares, the Company and the Filing Persons nevertheless believe that the Merger is fair to both categories of shareholders.  Those who hold over 1,500 shares (the “Continuing Shareholders”) will receive equity interests in a leaner company—one in which its limited resources are not diverted to the burden and expense of maintaining SEC registration with no corresponding benefit of increased liquidity, and one that holds a small continuing interest, via the Royalties, in the Company’s former business of producing and selling the SkyNet™ video display screens.  While those who hold under 1,500 shares (the “Cashed Out Shareholders”) will be cashed out and will not have an opportunity to share in the future returns, if any, from the Royalties, they will nevertheless receive a premium of at least 200% (based on market prices before the announcement of the Merger) on shares that are barely liquid, if at all.  Moreover, because the small amount of cash payments being made to Cashed Out Shareholders in the Merger 1 is actually being borne by DH3 pursuant to the Release Agreement, those payments are not an indirect burden on the Continuing Shareholders.  Thus, the Company and the Filing Persons believe that the Merger offers all shareholders more value than they would have been able to achieve in the absence of the Merger.  For these reasons, even though they are receiving different forms of consideration, the Company and the Filing Persons believe that the Merger is fair to both Cashed Out Shareholders and Continuing Shareholders.

*      *      *

__________________

1.
Based on the numbers as of the August 13, 2010, record date, which are unlikely to change significantly by the effective date, $8,188.48 would be distributed to shareholders in connection with the short-form merger, of which $5,162.26 would go to paying the approximately 2,085 Cashed Out Shareholders at an average total price of approximately $2.50 per shareholder, and $3,026.22 would go to pay off the fractional shares of the remaining 229 shareholders, an average of $13.21 per shareholder.  Of the Cashed Out Shareholders, 1,368 held fewer than 50 shares as of August 13, 2010 and would therefore receive a price greater than $0.02 per share when their total price is rounded up to a dollar.

September 14, 2010

The Filing Persons presently intend to consummate the Merger on Thursday, September 23, 2010, and the Company intends to file a Form 15 deregistering shares of its common stock under the Exchange Act immediately thereafter.  Amendments to the Transaction Statement and the Schedules thereto disclosing the various time frames established by this time schedule will be made at the same time as the other amendments discussed above, and the information will be repeated in the concurrently filed Form 8-K and in the Supplement, which will be attached as an exhibit to both the Form 8-K and the amended Transaction Statement.

If you have any questions, please contact the undersigned at (303) 892-7484.

Sincerely,

/s/ S. Lee Terry, Jr.

S. Lee Terry, Jr.
for
Davis Graham & Stubbs llp